[LETTERHEAD OF CRYSTALIX GROUP INTERNATIONAL]




January 9, 2006



H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:      CRYSTALIX GROUP INTERNATIONAL, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-122747
         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT

Dear Mr. Owings:

The undersigned, on behalf of Crystalix Group International, Inc. (the "Company"), hereby requests the withdrawal of the above-captioned registration statement, as the Company's plans have changed since the time that the registration statement was filed. No securities were sold in connection with the offering.

The Company is aware of the fact that it must respond to any comments applicable to its periodic reports and plans to file such a response by Friday, January 13, 2006.

Sincerely,

/s/ DOUG E. LEE

Doug E. Lee, President

Cc:      Fay M. Matsukage
         DeJoya & Company


CRYSTALIX GROUP INTERNATIONAL
1181 GRIER DR. SUITE B-116
LAS VEGAS, NV  89119

     crystalix usa.com         702-740-4616      lazertekdesigns.com